UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel,

Piso 16 Colonia Ampliación Granada,

Miguel Hidalgo

11529 Mexico City,

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-227649).

EXHIBITS

Pricing Agreement, dated June 19, 2019 (incorporating the Underwriting Agreement—Standard Provisions dated October 1, 2018) among América Móvil, S.A.B. de C.V., as Issuer, Barclays Bank PLC, Merrill Lynch International, J.P. Morgan Securities plc, UBS AG London Branch, Banco Santander, S.A. and UniCredit Bank AG, as Underwriters.	Exhibit 1.1

Third Supplemental Indenture, dated as of June 26, 2019, among América Móvil, S.A.B. de C.V., as Issuer, Citibank, N.A., as trustee, registrar and transfer agent, and Citibank, N.A., London Branch, as paying agent, relating to the 0.750% Senior Notes due 2027.	Exhibit 4.1

Specimen of Global Note representing the 0.750% Senior Notes due 2027.	Exhibit 4.2

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated June 26, 2019.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated June 26, 2019.	Exhibit 5.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2019

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer